Mail Stop 4561

December 09, 2005

By U.S. Mail and facsimile to (626)307-3849.

Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Re:	Wells Fargo & Company
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarters Ended March 31, 2005,
June 30, 2005 and September 30, 2005
	File No. 001-02979

Dear Mr. Atkins:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise future filings beginning with your December 31, 2005 Form 10-K in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004:

Consolidated Financial Statements

Note 21:  Securitizations and Variable Interest Entities, page 96
1. Please revise future filings to clarify that although your securitizations are usually structured without recourse or significant exposure to credit risk, you may be exposed to potential liability under representations and warranties made to purchasers and insurers. Disclose the amount of any recorded liability related to representations and warranties, if material.

Note 27:  Derivatives, page 107
2. Given the significance of derivatives to your risk management objectives and the multitude of derivative instruments that you use, please revise future filings to clearly disclose the specific derivative instrument(s) used in each of your hedging strategies and the methods used to both prospectively and retrospectively assess hedge effectiveness.

General
3. We note your April 2003 and January 2005 settlements with the Office of Foreign Assets Control relating to Iran and Sudan. We also note that your website`s customer-calling instructions provide MCI international access codes for customers located in Iran and Syria.
Please advise us whether you have any operations, customer ties or other contacts, direct or indirect, with Iran, Sudan or Syria, and describe any such operations, customer ties or other contacts. Please also address their materiality to you, and whether they constitute a material investment risk for your security holders, in light of the fact that Iran, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department, and are subject to U.S. economic sanctions and/or export controls. Provide us with both your conclusions and your underlying analysis. In your materiality analysis, please address the impact on your business of any operational challenges or regulatory compliance challenges resulting from your contacts with Iran, Sudan or Syria.
4. In preparing your response to the above comment, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan.

* * * * *

      As appropriate, please revise future filings, beginning with your December 31, 2005 Form 10-K, in response to these comments and provide us with a draft of your intended revisions within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463, or me at (202) 551-3426 if you have questions.


Sincerely,



Angela Connell
Senior Accountant
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Howard I. Atkins
Wells Fargo & Company
December 9, 2005
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